MARCH 2014 LETTER AGREEMENT

Total Energies Nouvelles Activités USA
24 Cours Michelet
92800 Puteaux
France

March 29, 2014

Amyris, Inc.
5885 Hollis Street, Suite 100
Emeryville, CA 94608
Attention: Mr. John Melo, President & CEO

Reference is made to that certain Amended and Restated Master Framework Agreement (the “Framework Agreement”), dated as of December 2, 2013, by and between Amyris, Inc., a Delaware corporation (“Amyris” or the “Company”), and Total Energies Nouvelles Activités USA (formerly known as Total Gas & Power USA, SAS), a société par actions simplifiée organized under the laws of the Republic of France (“Total”), and that certain Securities Purchase Agreement, dated as of July 30, 2012 (the “Purchase Agreement”), by and between Amyris and Total. Capitalized terms used herein and not defined shall have the meanings given to such terms in the Framework Agreement or the Purchase Agreement.
The terms of the Framework Agreement and Purchase Agreement shall be amended as set forth below and, subject to the delivery of such notice and the satisfaction of the conditions set forth below, Total hereby waives its right to not consummate the Third Closing if it makes a “No-Go Decision” (as defined in the Framework Agreement) pursuant to Section 2.2(a) of the Framework Agreement prior to June 30, 2014, and commits to consummate the first installment of the Third Closing by no later than July 31, 2014 and the second installment of the Third Closing by no later than January 31, 2015, subject in each case to the satisfaction of the conditions of such Third Closing set forth in Section 6.2 of the Purchase Agreement and in this letter agreement (other than the condition set forth in Section 6.2(h) of the Purchase Agreement which is hereby expressly waived by Total upon the satisfaction of the Waiver Conditions (as defined below)):

1.
The Conversion Price (as defined in the Securities) for the Securities to be issued at each installment of the Third Closing pursuant to the Purchase Agreement shall be reduced to $4.11; provided that Amyris shall, to the extent required by the rules and regulations of The NASDAQ Stock Market, obtain stockholder approval with respect to such reduction of the Conversion Price prior to consummation of the first installment of the Third Closing, in accordance with paragraph 2 below; and

2.
As a condition to the Third Closing, to the extent required by the rules and regulations of The NASDAQ Stock Market, Amyris shall provide each stockholder entitled to vote at the next scheduled annual meeting of shareholders of Amyris (the “Stockholder Meeting”), which meeting shall held not later than July 31, 2014, a proxy statement soliciting each such stockholder’s affirmative vote at the Stockholder Meeting for approval of resolutions (the “Resolutions”) providing for Amyris’ issuance of all of the Securities to be issued in the Third Closing with a reduced Conversion Price of $4.11 in accordance with applicable law and the rules and regulations of The NASDAQ Stock Market, and Amyris shall use its commercially reasonable efforts to solicit its stockholder’s approval of the Resolutions and to cause its Board of Directors to recommend to the stockholders that they approve the Resolutions.

3.
In connection with the closing of each installment of the Third Closing, Total shall have the right, in its sole discretion, to reject any qualification or exception to any representation, warranty, covenant or other provision (“Exception”) to Sections 3.1 (Organization and Standing), 3.3 (Power), 3.4 (Authorization), 3.5 (Consents and Approvals), 3.6 (Non-Contravention), 3.7 (The Securities), 3.8 (The Underlying Securities), 3.10 (Reporting Status), 3.13 (Legal Proceedings), 3.14 (No Violations), 3.16 (Listing Compliance), 3.18 (Financial Statements),

3.22 (No Material Adverse Change) and, except as qualified by Schedule 3.23 of the March 2013 Disclosure Letter (as defined below), 3.23 (Solvency) of the Purchase Agreement set forth in the disclosure letter to be delivered by Amyris pursuant to Article 3 of the Purchase Agreement to the extent that Total determines that such Exception is adverse to Total in any material respect.

4.	Section 5.1(a) of the Framework Agreement is hereby amended to replace the reference to June 30, 2014 with the following:
“the later of (i) December 31, 2014 and (ii) the date on which Amyris shall have raised $75,000,000 of equity and/or convertible debt financing in one or more transactions consummated on or after March 27, 2014 (excluding for the purpose of such calculation, any Securities issued to Total under this Master Agreement and the SPA),”

5.
Amyris shall provide Total, within 5 Business Days after the end of each calendar month, beginning with the month ending March 31, 2014 and ending with the month ending January 31, 2015, a report certified by the Chief Financial Officer of Amyris setting forth Amyris’ cash, cash equivalents and short-term investments (including distinguishing between restricted and unrestricted cash) as of the end of such calendar month, in a form that is reasonably acceptable to Total.

Clauses (1) through (5) above are referred to herein as the “Waiver Conditions.”

In connection with the execution of this letter agreement, Amyris hereby certifies that the representations and warranties set forth in Article 3 of the Purchase Agreement are true and correct in all material respects as of, and as if made on the date of this letter agreement, except as set forth in the disclosure letter supplied by Amyris to Total and dated as of the date hereof (the “March Disclosure Letter”).
This letter agreement, and the provisions, rights, obligations, and conditions set forth herein, and the legal relations between the parties hereto, including all disputes and claims, whether arising in contract, tort, or under statute, shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to its conflict of law provisions. No amendment, modification, termination or cancellation of this letter agreement shall be effective unless it is in writing signed by the Company and Total. In the event that any provision of this letter agreement or the application of any provision hereof is declared to be illegal, invalid, or otherwise unenforceable by a court of competent jurisdiction, the remainder of this letter agreement shall not be affected except to the extent necessary to delete such illegal, invalid, or unenforceable provision unless that provision held invalid shall substantially impair the benefits of the remaining portions of this letter agreement. This letter agreement may be executed in counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument, and shall become effective when signed by each party hereto and delivered to the other party.

Very truly yours,

TOTAL ENERGIES NOUVELLES ACTIVITÉS USA
By:    /s/ Bernard Clement
Name: Bernard Clement
Title: President

Agreed to and accepted as of
the date first written above:

AMYRIS, INC.

By:    /s/ John Melo
Name: John Melo
Title: President & CEO